

March 18, 2011

Mark Quinn
Executive Chairman
Clenergen Corporation
Bath House, 8 Chapel Place
Rivington Road, London, U.K. EC2A 3DQ

      Re: Clenergen Corporation
               Form 10-K for the Fiscal Year Ended October 31, 2010
               Filed February 14, 2011
               File No. 333-130286
               Response Letter Filed March 17, 2011

Dear Mr. Quinn:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to comment 1 in our letter dated March 8, 2011. We note your response that you have cancelled any license rights and agreements in Cuba and that you have no business interest "in these three countries." Please tell us whether you had any contacts with Cuba before entering into the agreement with BioPower Corporation on November 30, 2010 or during the period between the signing of the agreement and the cancellation of the license rights related to Cuba, and whether you intend to have any future contacts with Cuba. Similarly, tell us whether you previously had, currently have, or anticipate having any contacts with Iran, Sudan, or Syria. If so, please provide us the information regarding your contacts with Iran, Sudan, and Syria we requested in comments 2 and 3 of our previous letter.

2. Please furnish in your response letter the written statement from the company we requested at the end of the second page of our letter dated March 8, 2011.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance